Exhibit 21

As of March 31, 2003:

Subsidiary	Jurisdiction of Incorporation
Faroudja Inc.	(Delaware)
Faroudja Laboratories Inc.	(California)
Genesis Microchip (Canada) Co.	(Nova Scotia)
Genesis Microchip (Del) Inc.	(Delaware)
Genesis Microchip KK	(Japan)
Genesis Microchip LLC	(Delaware)
Genesis Microchip Limited Partnership	(New Brunswick)
Sage Design Systems (India) Pvt. Ltd	(India)
Sage Inc.	(Delaware)